UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 1, 2025

Apimeds Pharmaceuticals US, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-42545	85-1099700
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

100 Matawan Rd, Suite 325 Matawan, New Jersey	07747
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (848) 201-5010

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	APUS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined herein) but does not purport to describe all of the terms thereof. Apimeds Pharmaceuticals US, Inc.’s stockholders and other interested parties are urged to read such agreement in its entirety. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

General Description of the Merger Agreement

On December 1, 2025 (the “Closing Date”), Apimeds Pharmaceuticals US, Inc., a Delaware corporation (“Apimeds” or “Acquiror”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Apimeds Merger Sub, Inc., a Delaware corporation (“Merger Sub”), MindWave Innovations Inc, a Delaware corporation (the “Company”), Lokahi Therapeutics, Inc., a Nevada corporation (“Bio Sub”), and Erik Emerson, solely in his capacity as representative for the Bio Business (the “Bio Business Representative”). The transactions contemplated by the Merger Agreement are referred to herein as the “Transactions” and the closing of the Transactions is referred to herein as the “Closing”.

Pursuant to the terms and conditions of the Merger Agreement, immediately prior to the Closing, a certificate of merger (the “Certificate of Merger”) was filed with the Secretary of State of the State of Delaware (the “DE SOS”) (such time of the filing of the Certificate of Merger, the “Effective Time”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). Pursuant to the Certificate of Merger, Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the Merger as the Surviving Corporation. As a result of the Merger, the Company became a direct wholly owned subsidiary of Acquiror. At the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub vested in the Surviving Corporation and all of the debts, liabilities and duties of the Company and Merger Sub became the debts, liabilities and duties of the Surviving Corporation. The Closing occurred simultaneously with the execution and delivery of the Merger Agreement on the Closing Date.

Transaction Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Merger Sub or the holder of any existing common stock of the Company (the “Existing Company Common Stock”): (i) each share of common stock of Merger Sub, issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and nonassessable share of common stock of the Company (the “Company Common Stock”); and (ii) each share of Existing Company Common Stock and existing preferred stock of the Company (collectively, the “Existing Company Stock”) issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive a portion of the Merger Consideration (as defined herein), consisting of shares of common stock, par value $0.01 per share of the Acquiror (the “Acquiror Common Stock”) and Series A convertible preferred stock, par value $0.01 per share of the Acquiror (the “Acquiror Preferred Stock”), with each holder of such shares receiving, for each share of Existing Company Stock held immediately prior to the Effective Time, a pro rata portion of the Merger Consideration, allocated as follows: (A) a number of duly authorized, validly issued, fully paid and nonassessable shares of Acquiror Common Stock, such that the aggregate number of shares of Acquiror Common Stock issued to all holders of Existing Company Stock equaled 29.9% of the total number of shares of Acquiror Common Stock issued and outstanding immediately following the Effective Time (the “Common Stock Cap”), with each holder’s allocation rounded down to the nearest whole share; and (B) a number of duly authorized, validly issued, fully paid and nonassessable shares of Acquiror Preferred Stock, such that, immediately following the Effective Time, the holders of Existing Company Stock collectively held, on an as-converted to Acquiror Common Stock basis, 61% of the total issued and outstanding equity securities of the Acquiror (exclusive of the Acquiror Common Stock issued pursuant to clause (A) and calculated on a fully diluted basis). The shares of Acquiror Common Stock and Acquiror Preferred Stock issued to holders of Existing Company Common Stock, on an as-converted and fully diluted basis, collectively represent 90.9% of the equity capital of the Acquiror as of the Closing Date. The shares of Acquiror Common Stock, Acquiror Preferred Stock, and Company Common Stock issued in connection with the Business Combination are collectively referred to as the “Merger Consideration.”

Written Consent and Information Statement

Contemporaneously with the execution and delivery of the Merger Agreement, certain stockholders of Acquiror (the “Acquiror Stockholders”) constituting a majority of the outstanding voting power of the Acquiror Stockholders (the “Majority Holders”) entered into a Support Agreement, dated December 1, 2025 (the “Acquiror Support Agreement”), with the Company and the Acquiror, pursuant to which, among other things, the Majority Holders have agreed to execute a written consent (the “Written Consent”) approving the following matters (collectively, the “Proposals”): (i) the conversion of the Acquiror Preferred Stock issued to the Company stockholders in connection with the Merger, into shares of Acquiror Common Stock (the “Share Conversion”), (ii) the conversion of the Notes (as defined herein) issued to the Investors (as defined herein) in connection with the Note Financing (as defined herein), into shares of Acquiror Common Stock (the “Note Conversion” and together with the Share Conversion, the “Conversions”), (iii) the issuance of such shares of Acquiror Common Stock, upon the Conversions in accordance with the rules of the NYSE American LLC (“NYSE American”) , (iv) a reverse stock split (the “Reverse Stock Split”) of the Acquiror Common Stock at a ratio of 1-for-10, (iii) an amendment (the “Charter Amendment”) to the Acquiror’s Amended and Restated Certificate of Incorporation (as amended, the “Acquiror Charter”) to effectuate the Reverse Stock Split and change the par value of the Acquiror’s capital stock from $0.01 to $0.001, (iv) an amendment to the Apimeds Pharmaceuticals US, Inc. 2024 Equity Incentive Plan (the “2024 Plan”) to increase the number of shares of Acquiror Common Stock issuable under the 2024 Plan to 2,096,679 (the “2024 Plan Share Increase”), and (v) the approval and adoption of the Apimeds Pharmaceuticals US, Inc. 2025 Equity Incentive Plan.

Immediately after the execution of the Merger Agreement, in lieu of calling a meeting of the Acquiror Stockholders to approve the Proposals, the Acquiror has obtained with respect to each Proposal, the approval evidenced by the affirmative vote of Acquiror Stockholders holding a majority of the issued shares of Acquiror Common Stock (the “Acquiror Stockholder Approval”) from the Majority Holders, as set forth in the Acquiror Support Agreement. The Written Consent constitutes the required Acquiror Stockholder Approval of the Proposals.

As promptly as reasonably practicable after the Closing Date, the Acquiror will prepare and file with the Securities and Exchange Commission (the “SEC”) a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), concerning the Written Consent, the Proposals approved by the Majority Holders and the Merger, and the notice of action by written consent required by Section 228(e) of the DGCL (as amended or supplemented from time to time, the “Information Statement”). The Acquiror shall use its reasonable best efforts to cause the definitive Information Statement (the “Definitive Information Statement”) to be disseminated to the Acquiror Stockholders as promptly as reasonably practicable after the first to occur of (A) confirmation from the SEC that it has no further comments on the Information Statement, (B) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (C) expiration of the 10-day period after filing the preliminary Information Statement in the event the SEC does not review the Information Statement.

Following the expiration of the 20-calendar day waiting period required by Rule 14c-2 promulgated under the Exchange Act (the “Waiting Period”) following the mailing of the Definitive Information Statement, the Proposals approved by the Written Consent, including the Conversion, shall become the approved and binding corporate actions of the Acquiror (the “Action Effective Time”).

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by Acquiror, the Company, and Merger Sub as of the date of the Merger Agreement or other specific dates solely for the benefit of certain of the parties to the Merger Agreement, which in certain cases are subject to specified exceptions and materiality, Company Material Adverse Effect or Acquiror Material Adverse Effect (each as defined in the Merger Agreement), knowledge and other qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement. The representations and warranties made under the Merger Agreement did not survive the Closing.

In the Merger Agreement, the Company made certain customary representations to Acquiror including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) corporate authority, approval and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents and non-contravention; (3) government approvals; (4) capitalization; (5) financial statements and internal controls; (6) compliance with laws and permits; (7) absence of certain changes and events; (8) no undisclosed liabilities; (9) information supplied; (10) litigation; (11) contracts; (12) employee benefits; (13) labor and employment; (14) taxes; (15) intellectual property; (16) data protection; (17) information technology; (18) real property; (19) anti-bribery and trade compliance; (20) insurance; (21) competition regulation; (22) environmental matters; (23) customers and suppliers; (24) brokers; (25) affiliate agreements; and (26) assets.

In the Merger Agreement, Acquiror and Merger Sub made certain customary representations and warranties to the Company, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) corporate authority, approval and binding effect relating to execution and delivery of the Merger Agreement and other ancillary documents, non-contravention and governmental approvals; (3) compliance with laws; (4) employee benefit plans; (5) indebtedness; (6) taxes; (7) brokers; (8) SEC reports, financial statements and the Sarbanes-Oxley Act; (9) business activities and absence of certain changes; (10) information supplied and the information statement; (11) litigation; (12) no outside reliance; (13) capitalization; (14) NYSE American quotation; (15) affiliate agreements; (16) anti-bribery and economic sanctions; and (17) labor and employment.

Covenants of the Parties

The Merger Agreement contains a number of covenant obligations of the Acquiror, the Company, and Bio Sub as of the date of the Merger Agreement or other specific dates, as further set forth below.

In the Merger Agreement, among other things, the Company covenants to: (1) deliver to Acquiror, within seventy-five (75) days after the Closing Date, unaudited interim financial statements prepared in accordance with GAAP and Regulation S-X, along with any other financial statements required for the Information Statement, including pro forma financials; (2) make its officers and employees reasonably available to assist Acquiror and its counsel with drafting the Information Statement and responding to SEC comments; (3) promptly notify Acquiror of any developments that would render the Information Statement materially misleading and cooperate to correct such disclosures; (4) prior to execution of the Merger Agreement, obtain board and stockholder approval by written consent for the Merger Agreement, the Transactions, the designation of Company Director Designees (as defined herein), and the appointment of Acquiror’s chief executive officer; and (5) reaffirm that, as of the Merger Agreement date, its representations and warranties regarding its bitcoin assets were true, correct, and complete.

In the Merger Agreement, among other things, the Acquiror covenants to: (1) provide the Company reasonable access to its properties, books, and personnel from Closing until the Share Conversion is effective (the “Conversion Effective Time”); (2) indemnify and hold harmless current and former directors and officers of both parties for pre-Closing matters to the fullest extent permitted by law and organizational documents, including advancement of expenses; (3) maintain or cause to be maintained, directors’ and officers’ liability insurance that provides (i) extended coverage for pre-Closing directors and officers for six years after the Effective Time and (ii) ongoing coverage for post-Closing directors and officers on terms consistent with market standards for companies of similar size and listing status; (4) from and after the Closing until the Conversion Effective Time (as defined herein) (the “Interim Period”), operate its business in the ordinary course consistent with past practice, comply with applicable laws, and take commercially reasonable measures to preserve its business organization, retain key employees, and maintain control and condition of material assets; (5) take all actions necessary to effect all post-Closing director and officer appointments; (6) promptly following the Closing, deliver the Written Consent to the Company; (7) promptly following the Closing, and in any event no less than five (5) Business Days following the Closing, cause the assets and liabilities of Acquiror existing immediately prior to the Closing to be transferred to Bio Sub (the “Bio Sub Assets”), the purpose of which shall be to continue the current business and operations of Acquiror, which is a clinical-stage biopharmaceutical company focused on the development of Apitox, an intradermally administered bee venom-based toxin (the “Bio Business”); (8) until the earlier of the Acquiror raising $14,800,000 for Bio Sub or six months following the Closing (the “Post-Closing Period”), the Acquiror shall cause the Bio Business to be preserved and operated in a manner consistent in all material respects with the past practices of the Acquiror prior to the Closing; (9) take all actions necessary to effect all post-Closing director appointments of the Bio Sub; (10) use its best efforts to consummate a private placement offering in an aggregate amount of up to $120,900,000 (a “Private Placement Offering”); (11) prior to the Conversion, obtain conditional approval of its listing application from NYSE American in connection with the Transactions; and (12) within five (5) Business Days following the Action Effective Time, file, or cause to be filed, with the SEC a registration statement on Form S-8 to register the additional shares of Acquiror Common Stock reserved for issuance under the 2024 Plan pursuant to the 2024 Plan Share Increase.

In the Merger Agreement, the Bio Sub covenants that, during the Post-Closing Period, the management of the Bio Sub shall cause the Bio Business to be operated in a manner consistent in all material respects with the past practices of the Acquiror prior to the Closing, and shall not incur Indebtedness (as defined in the Merger Agreement), which individually or in the aggregate exceeds $2,000,000 without the prior written consent of the chief executive officer of the Acquiror.

Changes to the Board of Directors and Management

As contemplated in the Merger Agreement, immediately prior to the Effective Time, Christopher Kim and Hankil Yoon (the “Resigning Directors”) tendered their resignations from the Acquiror’s board of directors (the “Acquiror Board”) and any committees thereof, to the Acquiror Board and ceased to be directors immediately following the Effective Time. The remaining five directors of the Acquiror Board shall continue to serve on the Acquiror Board during the Interim Period (the “Continuing Directors”). The Company designated two individuals, Dr. Vin Menon and Amir Dossal (the “Company Director Designees”), to be appointed as directors to replace the vacancies on the Board created by the Resigning Directors, and the Company Director Designees were appointed to the Board effective as of the Effective Time.

Pursuant to the terms of the Merger Agreement, as of the Effective Time, Erik Emerson resigned as Chief Executive Officer of the Acquiror, and Dr. Menon, an individual designated by the Company, was appointed as the new Chief Executive Officer of the Acquiror, effective as of the Effective Time. Also, effective as of the Effective Time, Erik Emerson was appointed to serve as President of the Acquiror. All other officers of the Acquiror prior to the Effective Time continued as the officers of Acquiror in identical positions.

Following the Conversion Effective Time, the Company shall have the right to designate individuals to replace the five Continuing Directors, and the Acquiror shall take all necessary action to cause each such Continuing Director to tender an irrevocable resignation effective as of the time such replacement is to occur and appoint the individuals designated by the Company to the Acquiror Board in their place, provided that the composition of the Board following such replacements shall continue to comply with the Governance Requirements (as defined in the Merger Agreement).

Survival

None of the covenants and agreements of the parties contained in the Merger Agreement survived the Closing, except for (a) those covenants and agreements that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches after the Closing and (b) Article X (Miscellaneous) of the Merger Agreement.

Post-Closing Actions

Reverse Stock Split

As soon as reasonably practicable after the Action Effective Time, the Acquiror shall cause the Charter Amendment to be filed with the DE SOS to implement the Reverse Stock Split.

Conversion of Series A Preferred Stock

As soon as reasonably practicable after the Reverse Stock Split is effective, the Acquiror shall cause the Acquiror Preferred Stock to be converted into the applicable number of shares of Acquiror Common Stock, in accordance with the terms of the Certificate of Designation.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Acquiror, the Company or Merger Sub. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Acquiror’s public disclosures.

Acquiror Support Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, in connection with the Merger, the Acquiror Stockholders entered into the Acquiror Support Agreement.

A copy of the Acquiror Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Acquiror Support Agreement is qualified in its entirety by reference thereto.

Convertible Note Financing

On December 1, 2025, the Acquiror entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Acquiror agreed to issue senior convertible notes (the “Notes”) in an aggregate principal amount of up to $120,900,000 at an 8% original issue discount (the “Note Financing”), over a 24-month period (the “Commitment Period”).

The Notes bear no interest unless an event of default occurs. The Notes constitute senior unsecured obligations of the Acquiror. Pursuant to the terms of the Registration Rights Agreement “Registration Rights Agreement”), the Acquiror is required to file a resale registration statement on Form S-1 (the “Resale Registration Statement”) within 45 days of closing and have it declared effective within 75 days (or 120 days in the event of a full SEC review), subject to certain extensions, registering the shares of Acquiror Common Stock issuable pursuant to the terms of the Notes. Delays beyond these deadlines will result in liquidated damages of 1% of the Redemption Value (as defined in the Registration Rights Agreement) for each 30-day period.

In connection with the Closing, $10,875,000 of the principal amount of the Notes shall be made available to the Acquiror, and an additional $2,175,000 shall be funded upon the effectiveness of the Resale Registration Statement. The Investor shall have the right, at its sole discretion, to purchase up to an aggregate of $13,075,000 of such additional Notes in one or more closings. The Investor shall have the ability to purchase, subject to mutual consent of the parties, any amount remaining under the Notes. The Notes shall mature on the 12 month anniversary of their issuance at 100% of the face value. The Investor has the right to convert the notes at 80% of the lowest daily volume weighted average price during the 5-trading day period ending and including the date of conversion (the “Conversion Price”). Monthly conversions using the Conversion Price shall be limited to the greater of (i) 20% of the aggregate of the daily traded value during such calendar month period, and (ii) $2.25 million.

The Notes include customary negative and affirmative covenants for transactions of this type. The Investor has agreed to a no net short provision, subject to certain carve-outs. The Investor also has the right to participate in up to 30% of any subsequent financing until the later of six months after the Commitment Period or the Notes’ maturity date. The Acquiror agreed to obtain voting agreements from stockholders representing at least 51% of all outstanding shares before Closing.

Under the Securities Purchase Agreement, the Company is obligated to seek stockholder approval for the Note Conversion. To facilitate this approval, the Company entered into voting agreements (each, a “Voting Agreement”) with certain officers, directors, and stockholders, pursuant to which these parties agreed to vote all shares of Acquiror Common Stock they hold in favor of the Note Conversion.

Copies of the Securities Purchase Agreement, the form of Registration Rights Agreement, the form of Voting Agreement and the form of Note are filed as Exhibits 10.2, 10.3, 10.4 and 4.1, respectively, to this Current Report on Form 8-K and are incorporated herein by reference, and the foregoing description of the Securities Purchase Agreement, Registration Rights Agreement, the Voting Agreements and the Notes is qualified in its entirety by reference thereto.

Item 2.01. Completion of Acquisition or Disposition of Assets.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.01 by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K in the section titled “Convertible Note Financing” is incorporated into this Item 2.03 by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K in the sections titled “Transaction Consideration” and “Convertible Note Financing” is incorporated into this Item 3.02 by reference. The issuance of the Merger Consideration and the offer, sale and issuance of the Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On December 1, 2025, the Acquiror issued a warrant to E.F. Hutton & Co. LLC, to purchase 712,880 shares of Acquiror Common Stock, at an exercise price of per share (the “E.F. Hutton Warrant”). The E.F. Hutton Warrant was issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

A copy of the E.F. Hutton Warrant is filed as Exhibit 4.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the E.F. Hutton Warrant is qualified in its entirety by reference thereto.

Item 5.01. Changes in Control of Registrant.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.01 by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K in the section titled “Changes to the Board of Directors and Management” is incorporated into this Item 5.02 by reference.

There are no family relationships between Dr. Menon, Amir Dossal, or any of the Acquiror’s officers and directors.

Biographical information for Dr. Menon and Amir Dossal is set forth below:

Dr. Vin Menon is a veteran in the technology services industry, who can be credited with the strategic direction behind several disruptive technology companies. In the corporate world, he has held various leadership positions at multinational corporations like HP & Compaq with global responsibilities. Driven by his passion for technology and innovation, Dr. Menon has been a forerunner in technological innovation and has helped create the business ecosystem of disruptive technologies and high-growth companies. His experience has helped him in the technology space as an entrepreneur and advisor, leading several startups from inception to meteoric growth across continents. Dr. Menon’s proven track record of setting up motivated and high caliber teams in the technology and services industry, establishing development centers from scratch to scale, and building company competencies led him to being awarded ‘Entrepreneur of the Year 2012’ by Rotary-ASME, ‘Outstanding Entrepreneur Award 2011’ by APEA, the ‘Spirit of Enterprise 2010’ by SOE Singapore. Dr. Menon was also selected as a ‘Leading Indian Entrepreneur of the Year 2010’ by the Singapore Indian Chamber of Commerce. From the years 2021 to 2023 he co- founded and served as Strategic Advisor to CGCX, a Fintech, decentralized finance, and digital assets platform, where he provided strategic advisory services and growth initiatives. He currently serves as Chief Executive Officer of AQUAE Impact (AQUAE Impact Exchange Co. L.L.C / AQUAE Impact), a sustainable financial and environmental assets platform that uses blockchain technology and artificial intelligence, which he co-founded and currently forms part of its executive leadership providing oversight of product and sustainability initiatives. He also currently serves as Chief Executive Officer of AQUAE Labs Pte Ltd, which is the research and development and technology arm of AQUAE Impact, where he provides product and technology leadership, measurement, reporting, and verification of environmental credits. Additionally, he currently occupies the role of Strategic Advisor of TechyTrade FZ-LLC, which is a bitcoin-backed company that operates in the digital asset and treasury innovation space. Dr. Menon is also a champion of techno-preneurship and was serving on the Board of Directors of the Spirit of Enterprise (SOE) and the Mentoring Programme under Action Community for Entrepreneurship (ACE) by SPRING Singapore. Moreover, he completed his bachelor’s degree in computer applications from India, with first-class honors. He has also completed the following programs: Advanced Management Program (AMP) at NTU-Berkeley (Haas Business School, California) and Advanced Management Program (AMP) at The Wharton School (University of Pennsylvania, USA) specialized in Finance. Dr. Menon obtained an EMBA from the Nanyang Technological University (NTU) in Singapore. Lastly, he completed his PhD, Blockchain for Impact in Healthcare from The Open International University for Complementary Medicine in collaboration with Al-Farabi Kazakh National University, Kazakhstan 2019. The Acquiror Board believes that these experiences provide Dr. Menon with the skills necessary to lead the Company as its Chief Executive officer and members of the board, including overseeing the Company’s strategy, operations, financial performance, and overall corporate governance.

Amir Dossal is a visionary leader and social entrepreneur dedicated to driving sustainable development through innovative partnerships and global collaboration. A pioneer in forging impactful alliances, Mr. Dossal has co-founded several groundbreaking initiatives, including the Pearl Initiative, Blockchain Commission for Sustainable Development, and the Global Mental Health Task Force. He is a founding Commissioner of the Broadband Commission for Sustainable Development and has served as a Distinguished Fellow at the World Economic Forum’s Centre for Health and Healthcare. He has curated and published Vision for the Future, a digital anthology showcasing insights from global leaders and changemakers, reflecting his commitment to inspiring collective actions. With over 25 years of service at the United Nations, Mr. Dossal’s legacy includes establishing the UN Fund for International Partnerships in 1998 to manage the historic $1 billion gift from Ted Turner and serving as the UN Focal Point for partnerships. During his tenure, he spearheaded numerous initiatives which have strengthened global governance, supported conflict recovery, and mobilized billions in resources for sustainable development. Mr. Dossal’s work spans diplomacy, international development, and impact-driven innovation, with a proven track record of uniting diverse stakeholders to address global challenges. A passionate advocate for women’s empowerment, media engagement in sustainable development, and technology-driven social innovation. He is also a champion of the UN’s Safe Ground Campaign. His diplomatic acumen and deep understanding of international affairs have enabled him to manage complex projects in emerging markets and foster regional cooperation. Recognized globally for his contributions, Mr. Dossal has received numerous accolades, including ‘2010 Humanitarian Award’ from the UN Association of New York, ‘2010 Ambassador for Peace and Sport’, ‘2015 Humanitarian Innovation Award’ to Mr. Dossal and his son, Zecki, for intergenerational partnerships, ‘2016 Outstanding Achievement Award’ by the ICAEW for addressing global challenges, and ‘2017 Ellis Island International Medal of Honor’. From October 2021 to August 2023, he was an Independent Director and member of the Audit Committee, the Governance Committee, and the Compensation Committee of Majic Wheels Corp, a FinTech and Software Development company. From November 2021 to April 2022, he was a consultant for EarthX, a not-for-profit global environmental organization dedicated to addressing the impact of climate change on the environment. From August 2022 to August 2023, he was a member of the Clinical and Scientific Advisory Board of Burjeel Holdings PVT Ltd., a private healthcare services provide in the United Arab Emirates. Since September 2010 he has served and continues to serve as a member of the Executive Committee and member of the Board of Governors of Pearl Initiative, a United Arab Emirates based not-for-profit company, which he co-founded, to improve corporate accountability and transparency in the Gulf Region. He has served as President and Chief Executive Officer of the Global Partnerships Forum, a United States based not-for-profit knowledge platform to build partnerships for the Sustainable Development Goals since October 2010, a position in which he continues to serve. Mr. Dossal also currently serves as Executive Vice Chairman of Blockchain Commission for Sustainable Development, a not-for-profit to engage the public and private sectors advance by utilizing blockchain technologies since September 2017 and continues to serve in that role. Since August 2023 he has served as Chairman of AQUAE Impact, where he helps businesses navigate climate and environmental pressures by adopting the Sustainable Development Goals, creating measurable impact through innovative ALCI solutions, and continues to serve in that role. Since May 2025 to this date, Mr. Dossal has served as Chairman of SDG News, a media platform dedicated to informing, inspiring, and accelerating progress on the Sustainable Development Goals, and Vice Chairman of Global Resilience Partners, an advisory firm specializing in partnerships to advance climate, nature, and resilience solutions. The Acquiror Board believes these experiences provide Mr. Dossal with the skills necessary to contribute meaningfully to oversight of the Acquiror’s strategy, financial reporting, governance, and risk management.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 1, 2025, the Acquiror caused to be filed with the DE SOS, the Certificate of Designation, setting forth the preferences, rights and limitations of the Acquiror Preferred Stock (the “Certificate of Designation”).

The material terms of the Acquiror Preferred Stock are set forth below:

Designation. There are 7,263,865 shares of Acquiror Preferred Stock designated as “Series A Convertible Preferred Stock.”

Voting. The Acquiror Preferred Stock shall have no voting rights.

Dividends. The Acquiror Preferred Stock shall be entitled to receive the same dividend or distribution as if the shares of Acquiror Preferred Stock had been converted into Acquiror Common Stock immediately prior to the record date for such dividend or distribution.

Liquidation. The Acquiror Preferred Stock shall be entitled to share pro rata with the holders of Acquiror Common Stock in any distribution of the remaining assets of the Acquiror.

Redemption. The Acquiror Preferred Stock shall have no redemption rights.

Conversion.

Conversions at Option of Holder. The Acquiror Preferred Stock is not convertible at the election of the holder.

Automatic Conversion. Effective as of 5:00 p.m. Eastern time on the date that is the third Business Day following the later of (i) the Action Effective Time, which is the date on which the approval of the Conversion (each share of Acquiror Common Stock issued in connection with the Conversion, a “Conversion Share”) in accordance with the listing rules of the NYSE American (the “Trading Market”) is effective, and (ii) the date on which the Trading Market has approved any required new listing application, including any resulting from a change in control or Reverse Merger (as defined in Section 341 of the NYSE American Company Guide), such that (A) the Acquiror satisfies all applicable continuing listing requirements of the Trading Market (or has been granted a grace period therefrom), (B) the Acquiror has not received any notice of non-compliance from the Trading Market, and (C) the Conversion Shares have been approved for listing on the Trading Market (collectively, the “Trading Market Approval” and together with the Acquiror Stockholder Approval, the “Required Approvals”), such date being referred to herein as the “COD Effective Date,” each share of Acquiror Preferred Stock then outstanding shall automatically, and without any action required by the holder thereof, convert into a number of shares of Acquiror Common Stock equal to the Conversion Ratio (as defined below).

Conversion Ratio. The “Conversion Ratio” for each share of Acquiror Preferred Stock shall be twenty (20) shares of Acquiror Common Stock issuable upon the Conversion of each share of Acquiror Preferred Stock, subject to adjustment as provided in the Certificate of Designation.

A copy of the Certificate of Designation is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Certificate of Designation is qualified in its entirety by reference thereto.

Item 7.01 Regulation FD Disclosure.

On December 1, 2025, the Acquiror issued a press release announcing the Closing. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

The information in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, unless the Acquiror specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Transactions and the Proposals, the Acquiror intends to file with the SEC the Information Statement, in preliminary and definitive form, and the Acquiror will file other documents regarding the Transactions and the Proposals with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE INFORMATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY THE ACQUIROR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUIROR, THE COMPANY, THE TRANSACTIONS, THE PROPOSALS AND THE RISKS RELATED THERETO AND RELATED MATTERS.

The Definitive Information Statement will be mailed to stockholders of the Acquiror. Investors will be able to obtain free copies of the Information Statement, as may be amended from time to time, and other relevant documents filed by the Acquiror with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Acquiror, including the Information Statement (when available), will be available free of charge from Acquiror’s website at www.apimedsus.com under the “Investors” tab.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this report that address activities, events or developments that the Acquiror expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

These forward-looking statements include, but are not limited to, statements regarding the Transaction, (including the Merger and related post-closing actions), the Note Financing and other financing activities, the Conversions and Reverse Stock Split, the post-Transaction company and its operations, strategies and plans, integration of businesses, governance changes, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, including the management team and board of directors of the post-Transaction company, expected use of proceeds from the Note Financing and other financing activities, any future acquisitions and the maintenance of bitcoin reserves and related collateral arrangements. Information adjusted for the impact of the Transactions should not be considered a forecast of future results.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this report. These include the risk that the Acquiror and the Company’s businesses will not be integrated successfully, synergies and growth from the Transactions may not be fully realized or may take longer to realize than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; failure to obtain or maintain required listing approvals or satisfy NYSE American continued listing standards; inability to consummate planned financings on acceptable terms or within expected timeframes; volatility in bitcoin markets impacting collateral requirements; the risk that changes in the Acquiror’s capital structure and governance following the Transactions could have adverse effects on the market value of its securities; the ability of the Acquiror and the Surviving Corporation to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on the Acquiror and the Surviving Corporation’s operating results and business generally; the risk the Transactions could distract management from ongoing business operations or cause the Acquiror or the Surviving Corporation to incur substantial costs; the risk that the Acquiror may be unable to reduce expenses or access financing or liquidity; the impact of any related economic downturn; the risk of changes in governmental regulations or enforcement practices; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond the Acquiror and the Company’s control, including those detailed in the Acquiror’s Annual Reports on Form 10-K, Quarterly Reports on Form 10- Q, Current Reports on Form 8-K, and such other documents of the Acquiror filed, or to be filed, with the SEC that are or will be available on the Acquiror’s website at www.apimedsus.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that the Acquiror and the Company believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and neither the Acquiror nor the Company undertakes any obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Item 9.01 Financial Statements and Exhibits.

(a) Financial Statements of Businesses or Funds Acquired

The Acquiror will file the financial statements of the Company required by Item 9.01(a) as an amendment to this Current Report on Form 8-K no later than 71 calendar days after the required filing for this Current Report on Form 8-K.

(b) Pro Forma Financial Information

The Acquiror will file the pro forma financial information required by Item 9.01(b) as an amendment to this Current Report on Form 8-K no later than 71 calendar days after the required filing for this Current Report on Form 8-K.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated December 1, 2025, by and between Apimeds Pharmaceuticals US, Inc., Apimeds Merger Sub, Inc., MindWave Innovations Inc, Lokahi Therapeutics, Inc, and Erik Emerson.
3.1	Certificate of Designation of Series A Convertible Preferred Stock, as filed with the Delaware Secretary of State on December 1, 2025
4.1	Form of Note
4.2	Warrant issued to E.F. Hutton & Co. LLC, dated December 1, 2025
10.1	Acquiror Support Agreement, dated December 1, 2025, by and between Apimeds Pharmaceuticals US, Inc., MindWave Innovations Inc, and the stockholders party thereto
10.2*	Securities Purchase Agreement, dated December 1, 2025, by and between Apimeds Pharmaceuticals US, Inc. and the investors party thereto
10.3	Form of Registration Rights Agreement
10.4	Form of Voting Agreement
99.1	Press Release, dated December 1, 2025
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

*	The schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apimeds Pharmaceuticals US, Inc.

Date: December 2, 2025	By:	/s/ Vin Menon
	Name:	Dr. Vin Menon
	Title:	Chief Executive Officer